UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04006926

January 28, 2004

John M. Jennings
Kirkland & Ellis LLP
200 East Randolph Drive
Chicago, IL 60601

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1-28-2004

Re: USG Corporation
Incoming letter dated January 9, 2004

Dear Mr. Jennings:

This is in response to your letters dated January 9, 2004 and January 23, 2004 concerning the shareholder proposal submitted to USG by Mark Latham. We also have received a letter from the proponent dated January 12, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Mark Latham, Ph.D.
The Corporate Monitoring Project
177 Telegraph Road #302
Bellingham, WA 98226

KIRKLAND & ELLIS LLP

AND AFFILIATED PARTNERSHIPS

200 East Randolph Drive
Chicago, Illinois 60601

312 861-2000

www.kirkland.com

Facsimile:
312 861-2200

January 9, 2004

VIA COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Rule 14a-8: Omission of Stockholder Proposal Submitted by Mark Latham from the 2004 Proxy Statement of USG Corporation

Ladies and Gentlemen:

Attached hereto please find six (6) copies of a letter (including exhibits thereto, the "Notice Letter") providing notice on behalf of USG Corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities and Exchange Act of 1934, as amended, of the Company's intention to omit from its proxy statement and form of proxy for the Company's 2004 Annual Meeting of Shareholders a proposal and supporting statement submitted by Mr. Mark Latham.

Please acknowledge receipt of this Notice Letter by stamping the enclosed duplicate of this cover letter and the Notice Letter and returning it to the individual making this filing.

Thank you for your assistance.

Sincerely,

John M. Jennings

Enclosures

cc: Eric Schaal, USG Corporation
Mark Latham
Michael G. Timmers, P.C.

KIRKLAND & ELLIS LLP

AND AFFILIATED PARTNERSHIPS

200 East Randolph Drive
Chicago, Illinois 60601

312 861-2000

www.kirkland.com

Facsimile:
312 861-2200

January 9, 2003

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Rule 14a-8: Omission of Stockholder Proposal Submitted by Mark Latham from the 2004 Proxy Statement of USG Corporation

Ladies and Gentlemen:

We are writing on behalf of our client, USG Corporation, a Delaware corporation ("USG" or the "Company"), and hereby request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") confirm that it will not recommend action if, in reliance on certain provisions of Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company excludes a proposal (the "Proposal") submitted by Mark Latham (the "Proponent" or "Mr. Latham") from the Company's proxy materials that will be distributed in connection with the Company's 2004 Annual Meeting of Stockholders (the "Proxy Materials").

Pursuant to Rule 14a-8(j) under the Exchange Act, we are furnishing you with six copies of (1) this letter which outlines the Company's reasons for excluding the Proposal from its Proxy Materials and (2) the Proponent's letter, dated November 26, 2003, setting forth the Proposal, including the attachment thereto regarding Mr. Latham's ownership of USG common stock . We also are sending a copy of this letter to the Proponent as notice of the Company's intention to omit the Proposal from its Proxy Materials. USG plans to file its definitive Proxy Materials with the SEC on or after March 31, 2004. We respectfully request that you advise the Company with respect to the Proposal at your earliest convenience.

The Proposal

The Proposal seeks to have the Company's independent auditor selected annually by a shareholder vote. The Proposal is identical to proposals that Mr. Latham has previously submitted to SONICblue Inc. and Fleetwood Enterprises, Inc., which the Staff has already considered and in both instances granted the respective company's request for no-action. *See* Fleetwood Enterprises, Inc. (April 24, 2002) and SONICblue Inc. (March 23, 2001). The Proposal is similar in subject matter to a proposal that Mr. Latham previously submitted to USG, which the Staff concluded could be omitted from the Company's proxy materials. *See* USG Corporation (March 5, 2003).

USG believes that the Proposal may be omitted from its Proxy Materials based on the following reasons, as more fully discussed below:

1. Rule 14a-8(i)(7) (Management Functions), because the Proposal, to the extent that it is deemed to relate to the Company's business, deals with matters relating to USG's ordinary business operations;

2. Rule 14a-8(i)(1) (State Law), because the Proposal concerns a subject upon which stockholders may not properly take action under the laws of the State of Delaware, the Company's state of incorporation;

3. Rule 14a-8(i)(2) (Violation of Law), because the Proposal, if implemented, would effectively prevent the Company's audit committee from complying with its obligations under the Exchange Act and rules promulgated thereunder.

4. Rule 14a-8(i)(3) (Violation of Proxy Rules), because the Proposal is so vague and indefinite as to be materially false and misleading under Rule 14a-9; and

5. Rule 14a-8(i)(3) (Violation of Proxy Rules), because the Proposal refers to a website that incorporates irrelevant information and may be misleading under Rule 14a-9.

Reasons for Omission of the Proposal

1. The Proposal concerns a matter dealing with the Company's ordinary business operations, and, therefore, may be excluded under Rule 14a-8(i)(7).

Rule 14a-8(i)(7) provides that a stockholder proposal may be excluded if it deals with a matter relating to a company's ordinary business operations. The Staff has consistently affirmed that stockholder proposals relating to the qualifications and selection of a company's independent auditors may be excluded as relating to matters reserved for the board of directors and management of a company. *See, e.g.*, USG Corporation; Fleetwood; American Financial Group, Inc. (April 4, 2002); Refac (March 27, 2002); SONICblue; Community Bancshares, Inc. (March 15, 1999); Excalibur Technologies Corporation (May 4, 1998); Occidental Petroleum Corporation (December 11, 1997); Rentrak Corporation (June 9, 1997); Transamerica Corporation (March 8, 1996); LTV Corporation (December 30, 1996); Occidental Petroleum Corporation (December 28, 1995); LTV Corporation (November 22, 1995); Texaco Inc. (August 23, 1993); Pacific Gas & Electric Company (January 26, 1993); and Monsanto Company (January 17, 1989).

In both Fleetwood and SONICblue, Mr. Latham made proposals requesting that the board of directors have the stockholders select the company's auditor. In each case, the Staff stated that it would not recommend enforcement action if the proposal was omitted from the company proxy materials on the basis that the proposal related to the company's ordinary business operations. The current Proposal is identical to the proposals in Fleetwood and SONICblue and, like such proposals, may be omitted from the Proxy Materials because it relates to company's ordinary business operations.

Mr. Latham has previously made a precatory proposal requesting that USG conduct an annual poll of auditor reputation. *See* USG Corporation. Like Mr. Latham's previous proposal, the Proposal relates to the qualifications and selection of independent auditors and may be omitted from the Proxy Materials because it concerns the Company's ordinary business operations. *See also* LTV Corporation (November 25, 1998) (proposal to require disclosure of certain information regarding the company's auditor's ability to pay claims may be omitted because it relates to the selection of independent auditors; the company no-action request letter discusses prior similar proposals from the same proponent that were excluded for the same reason).

The current Proposal is distinct from proposals to prohibit a company's auditing firm from providing non-audit services. The Staff explained in The Walt Disney Company (December 18, 2001) that a proposal that the company not engage its auditor to provide non-audit services (the "Non-Audit Services Proposal") could not be omitted in light of the widespread public debate "concerning the impact of non-audit services on auditor independence and the increasing recognition that this issue raises significant policy issues." The Proposal is clearly distinguishable from the Non-Audit Services Proposal. The Proposal requests the Board to have the Company's independent auditor selected annually by a shareholder vote. In contrast, the Non-Audit Services Proposal did not seek to select the independent auditor, but rather dealt with the discrete issue of the impact of non-audit services on auditor independence. This distinction was expressly acknowledged by the United Association S&P 500 Index Fund (the "Fund"), the proponent of the Non-Audit Services Proposal, in its November 8, 2001 response letter. In that letter, the Fund stated that "[t]o put it plainly, the Fund's proposal does not seek, nor does it care, who the Company selects to be its independent accountant. All that the Fund's proposal seeks is protection that the independent accountant's objectivity is not compromised by receiving payment for other services of the Company." Thus, the issue presented by the Non-Audit Services Proposal is not presented by the Proposal.

The procedural and managerial aspects of auditor selection further support the view (and, as discussed above, the Staff's consistent position) that the selection of auditors relates to ordinary business operations and is not a proper matter for stockholder proposals. In evaluating, recommending and selecting an auditor, an audit committee and board of directors must consider a number of factors. Such factors include, without limitation, the auditor's experience, industry expertise, breadth and depth of resources (including the quality of individuals engaged in the audit), reliability, costs and responsiveness, as well as the company's particular characteristics and requirements. Consequently, the evaluation and selection of auditors for a particular company is a complex task involving numerous factors with respect to which stockholders are not in a position to make an informed judgment. Accordingly, the Staff's no-action letters have recognized that auditor evaluation and selection is a responsibility that is properly allocated to the company as part of its ordinary business operations.

In addition, USG's common stock is listed on the New York Stock Exchange (the "NYSE"). The Commission has approved rules adopted by the NYSE in accordance with the Sarbanes-Oxley Act of 2002 and Rule 10A-3 under the Exchange Act that require the audit committee of each listed issuer to be directly responsible for the appointment, retention and oversight of the company's independent auditor. *See* Securities and Exchange Commission Release No. 34-48745 (November 4, 2003). The NYSE rules recognize that the selection of independent auditors is a business matter which is properly allocated to the audit committee designated by the Board.

For all of the above reasons, the Proposal must be omitted under Rule 14a-8(i)(7) as the evaluation and selection of the Company's independent auditors is within the Company's ordinary business operations.

2. The Proposal concerns a matter that under Delaware law is not a proper subject for stockholder action, and, therefore, may be excluded under Rule 14a-8(i)(1).

Rule 14a-8(i)(1) provides that a company may exclude a stockholder proposal if the proposal concerns a subject that is not a proper subject for stockholder action under the laws of company's state of incorporation. Traditionally, the Staff has taken the view that under the law of most states the board has exclusive discretion in corporate matters unless a specific provision in a state's corporate code or in the corporation's charter or bylaws states otherwise. *See* Securities and Exchange Act Release No. 34-12999 (November 22, 1976); *see also*, Pay Less Drug Stores (April 11, 1975) (proposal may be omitted where California Corporations Code does not specifically provide for stockholder decisions regarding selection of the company's independent auditors).

USG is a Delaware corporation. Section 141(a) of the Delaware General Corporation Law (the "DGCL") provides that, except as may be otherwise provided in the DGCL or the corporation's certificate of incorporation, the business and affairs of the corporation shall be managed by or under the direction of its board of directors, subject to delegation of the Board's authority to a committee in accordance with Section 141(c) . *See* also Grimes v. Donald, Del. Ch., C.A. No. 13358, slip op. at 16, Allen C. (Jan. 11, 1995) ("[a] fundamental precept of Delaware corporate law is that it is the board of directors, and neither shareholders nor managers, that has the ultimate responsibility for the management of the enterprise"), aff'd, Del. Supr., 673 A.2d 1207 (1996). Furthermore, Section 122(5) of the DGCL provides the corporation with the power to "appoint such officers and agents as the business of the corporation requires." The Company's bylaws provide that the audit committee shall select and employ on behalf of the Company, subject to ratification by stockholders, the independent auditor for the Company.

The Staff has previously affirmed the position that, where a state's corporate code: (i) vests the company with the power to choose corporate agents and (ii) provides that the board shall, subject to the company's articles or bylaws, have the corporate power to control the company's business and affairs -- a company may omit stockholder proposals dealing with the method of selecting its independent auditors as an encroachment on the board's authority. *See* Pay Less Drug Stores (April 11, 1975) (citing from the California Corporations Code). In a no-action letter issued to Pay Less Drug Stores, the Staff stated that it would not recommend enforcement action if the company excluded a stockholder proposal that provided for an individual stockholder to nominate the company's auditors. The Staff took the position that there was some basis for excluding the proposal in Pay Less Drug Stores as not a proper subject for stockholder action under the California Corporations Code.

The DGCL utilizes analogous language to those provisions of the California Corporation Code cited in Pay Less Drug Stores which empower the board with the authority to select corporate agents. As discussed above, Section 141 of the DGCL provides for management of a corporation by its board of directors, except as may be otherwise provided in the DGCL or the corporation's certificate of incorporation, subject to the ability of the Board to delegate its authority to a committee. No provision in the Company's bylaws, its certificate of incorporation or the DGCL provides that the stockholders shall select the Company's independent auditors from a ballot consisting of audit firms that have placed themselves on the ballot, as called for by the Proposal. Accordingly, the Proposal, if implemented, would violate Section 141 of the DGCL.

The Company's stockholders have elected the Board and, thereby, have empowered it with the authority and responsibility to manage the Company's business and affairs, including, though delegation to the audit committee, the selection of the Company's independent auditors. We respectfully submit that, under the DGCL and USG's certificate of incorporation and bylaws, the Company's audit committee holds the exclusive authority and responsibility, subject to ratification by USG's stockholders, with respect to the selection of the Company's independent auditor. Therefore, the Proposal should be omitted from the Proxy Materials under Rule 14a-8(i)(1).

3. The Proposal would, if implemented, cause the Company to violate federal law, and, therefore, may be excluded under Rule 14a-8(i)(2).

Section 202 of the Sarbanes-Oxley Act of 2002 amended Section 10A of the Exchange Act to require that audit committees pre-approve auditing services. Similarly, Rule 2-01(c)(7) of Regulation S-X requires that, before an accountant is engaged by an issuer to render audit services as an independent auditor, the engagement must be approved by the issuer's audit committee. If implemented, the Proposal would enable auditors to put themselves on a ballot and provide that shareholders select the Company's independent auditor. Thus, if implemented, the Proposal would effectively deny USG's audit committee the ability to approve or disapprove the engagement of the Company's independent auditor and, therefore, would conflict with federal law. Unlike USG's existing approach of audit committee selection of the Company's independent auditor, subject to ratification by stockholders, the Proposal, if implemented, would apparently exclude USG's audit committee entirely from the independent auditor approval process. The Proposal is properly excludable under Rule 14A-8(i)(2).

4. The Proposal is so vague and indefinite as to be materially false and misleading under Rule 14a-9 and, therefore, may be excluded under Rule 14a-8(i)(3).

Pursuant to Rule 14a-9, the Staff has consistently taken the position that a company may exclude a proposal pursuant to Rule 14a-8(i)(3) if the proposal is "vague, indefinite and, therefore, potentially misleading." Commonwealth Energy System (February 27, 1989). A proposal may be excluded where the meaning and application of terms or standards under the proposal may be "subject to differing interpretations." Fuqua Industries Incorporated (March 12, 1991); *see, also,* IDACORP, Inc. (September 10, 2001); and CBRL Group, Inc. (September 6, 2001). The Staff has historically found that a proposal may be excluded where "neither the shareholders voting on the proposal, nor the company implementing the proposal, if adopted, would be able to determine with any reasonable certainty exactly what actions would be taken under the proposal." Fuqua Industries Incorporated (March 12, 1991); *see, also,* A.H. Belo Corporation (January 29, 1998); Gannett Co., Inc. (February 24, 1998); Corning Incorporated (February 18, 1997); and Occidental Petroleum Corporation (February 11, 1991).

In Connecticut Natural Gas Corporation (November 29, 1993), the Staff granted the company's request for no-action advice where a stockholder proposal failed to address or set any standards for the selection of auditors for inclusion in the proposed item to be voted on by stockholders and also failed to provide rules for the voting process. Similar to the proposal in Connecticut Natural Gas, the Proposal does not describe the criteria to be used in the selection of the auditors or provide for the manner in which auditors might appear on the ballot . The Proponent merely states that any "qualified" accounting firm could place itself on the ballot. The Proposal does not explain what accounting firms would be considered to be "qualified," nor does it state whether each auditing firm that put itself on the ballot would be required to set forth details regarding its proposed scope of audit, audit fees or other information relevant to making an informed decision regarding the firm that should serve as USG's independent auditor. It is not clear whether, if the Proposal were implemented, the audit committee or only shareholders would have the power to remove the independent auditor, though the audit committee's ability to remove an independent auditor would in any event effectively be limited by the audit committee's inability to engage a new independent auditor as a replacement.

In addition, the Proposal fails to describe the voting process for selecting the independent auditors - particularly what would happen in the event that three or more accounting firms have placed themselves on the ballot. Under Section 216 of the DGCL and in conjunction with the Company's Certificate of Incorporation and Bylaws, stockholder action, other than the election of directors, generally requires an affirmative vote of a majority of the shares present or represented at the meeting and entitled to vote on the subject matter. If there are three or more accounting firms on the ballot and no firm receives a majority of such votes, then any such selection would be invalid and would not constitute action by the stockholders. Thus, absent any other voting procedures, the Proposal could leave USG without any independent auditors.

The Proposal is, ultimately, vague and indefinite in many material respects and, therefore, is potentially misleading. Consequently, the Company believes it may properly exclude the Proposal from its Proxy Materials under Rule 14a-8(i)(3).

5. The Proposal includes reference to the Proponent's website as a source of additional information on the Proposal, but the website incorporates irrelevant information and may be misleading under Rule 14a-9 and, therefore, reference to the website may be excluded under Rule 14a-8(i)(3).

The Proponent includes his website address, www.corpmon.com, in the supporting statement to the Proposal as a source for additional information. The Staff has indicated that a website which is referenced in a proposal or supporting statement may be excluded under Rule 14a-8(i)(3) if it refers readers to information that may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules. *See* Staff Legal Bulletin No. 14, Questions and Answers C.2.b. and F.1. (July 13, 2001).

The Proponent's website includes information that is entirely irrelevant to the Proposal and that impermissibly expands on its scope. A substantial portion of the Proponent's website, as of January 6, 2003, addresses proposals regarding the use of proxy advisory firms and shareholder "voting leverage." In this regard, the Proponent discusses stockholder voting alternatives, voting system reforms and the use of proxy advisory firms in connection therewith. In addition, among other things, the Proponent's website provides information relating to pre-IPO companies and links that ultimately lead to items such as his resume, commercial interests and publications.

We believe that it is inappropriate for USG's Proxy Materials to be used to direct investor attention to this website. Much of the additional information provided through the Proponent's website and its links is simply not relevant to the subject matter of the Proposal. In addition, the quality of certain information provided though the various links (much of which information is created by persons other than the Proponent) is uncertain. Finally, because the Proponent's website is subject to change at his whim, the information provided at the website could be altered in the future to present additional and different information while his Proposal is under consideration by the Company's stockholders, thus enabling the Proponent to further expand the scope of the Proposal and its supporting statement.

We respectfully submit that because the Proponent's website refers readers to information that is irrelevant to the subject matter of the Proposal, may be confusing to stockholders and is subject to change by the Proponent, reference to it in the Proposal is contrary to Rule 14a-9's prohibition against false and misleading statements in proxy soliciting materials.

Conclusion

For each of the aforementioned reasons, we respectfully request that the Staff confirm that it will not recommend enforcement action if the Proposal is omitted from USG's 2004 Proxy Materials. Should you disagree with the conclusions set forth herein, we would appreciate the opportunity to confer with you before the issuance of your response. If you have any questions regarding this request or require additional information, please contact the undersigned at (312) 861-2267.

Very Truly Yours,

John M. Jennings

cc: Eric Schaal, USG Corporation
Mark Latham
Michael G. Timmers, P.C.

Exhibits

Exhibit 1 -- Proposal of Mark Latham, dated November 26, 2003.

Mark Latham
The Corporate Monitoring Project
For timely receipt, please send all correspondence by fax to (360) 395-7007
or by email to mlatham@corpmon.com, as I may be travelling.
Phone: (360) 395-7007
Web: www.corpmon.com

November 26, 2003

BY FEDEX AND FAX TO:
Company Secretary
USG Corporation
125 South Franklin Street
Chicago, IL 60606
USA
Phone (312) 606-4000
Fax (312) 606-4208

Dear Sir:

Enclosed is a shareowner proposal with supporting statement, which I hereby submit for inclusion in the USG Corporation year-2004 statement.

As confirmed in the enclosed letter from my broker, I have owned 1500 shares of USG Corporation stock for at least one year through today. I intend to maintain this ownership through the date of the next annual shareowners' meeting. The stock price has been above $3 for the past year, so this easily exceeds the $2000 minimum requirement for submitting a shareowner proposal.

For timely receipt because I may be traveling, please contact me by fax or email with any correspondence regarding this proposal. Thank you. For your records however, my postal address is 177 Telegraph Road #302, Bellingham, WA 98226.

Sincerely,

Mark Latham

AUDITOR INDEPENDENCE BY SHAREOWNER VOTE

WHEREAS auditor independence of Company management helps guarantee the integrity of financial statements;

WHEREAS auditor selection by Company management may compromise auditor independence of Company management;

THEREFORE USG Corporation shareowners request the Board of Directors to have the auditor selected annually by shareowner vote. To insulate auditor selection from influence by Company management, any qualified auditing firm could put itself on the ballot. Shareowners request the Board to take all necessary steps to enact this resolution in time to hold the first such vote at the year-2005 shareowner meeting.

<u>Supporting Statement:</u>

Wall Street Journal, January 15, 2002:

> "**The accounting industry is in urgent need of reform.**
>
> The Enron fiasco is only the latest in a string of episodes involving Big 5 accounting firms in which outside auditors repeatedly blessed questionable financial maneuvers -- until companies' fortunes collapsed under mountains of previously undisclosed debt and phony profits."

The Economist, October 28, 2000:

> "There is plenty of evidence that financial statements often fail to come up to scratch. The number of companies restating their accounts—never in ways that make them appear healthier—has been rising so fast as to have become almost commonplace. Well-known firms whose audited profits shrunk in a restatement include Waste Management, Sunbeam and CUC International, during its merger with Cendant. Investors have lost billions of dollars, and much of their faith in auditors."

In the current system, management chooses the auditor, and shareowners merely rubber-stamp that choice. Under this proposal however, shareowners would choose (by vote) among several auditing firms competing for the position. This would encourage auditors to build their reputations in the eyes of investors rather than in the eyes of management, creating new pressure for higher standards. Investors could decide how important auditor independence is to them, and how it should be assessed.

The average investor may seem ill-equipped to make such assessments on her own. But she would not make them on her own. She would benefit from consensus-building discussion by the entire investment community, including proxy advisory firms. It is much easier to assess reputations of auditors than of board members, because there are only a handful of auditing firms, versus hundreds of board candidates for a diversified portfolio of stocks over the years.

As with other voting matters, management would presumably make a recommendation on which auditor to choose. Even if the management-recommended auditor is never voted out, a rising percentage of opposition votes would provide a healthy early warning to the auditor, that its reputation is slipping and corrective action is required.

This is not to imply that there are accounting biases at USG Corporation in particular, but no one knows when and where problems may occur. This proposal would create a competitive market for auditor reputation. Investors would gain the power and flexibility to determine standards of auditing services that best meet their needs.

Further information on this proposal is on the worldwide web at www.corpmon.com .

AMERITRADE

November 26, 2003

Mr. Mark Latham
177 Telegraph Road, #302
Bellingham, WA 98226

VIA FACSIMILE – (360) 395-7007

Re: USG Corporation (Ticker symbol USG) shares held in Ameritrade Account 772-455413

To Whom It May Concern:

Pursuant to your request, received via facsimile dated November 24, 2003, this letter serves as confirmation that Mark Latham has continuously owned 1500 shares of USG Corporation (Ticker USG) in his Ameritrade Account 772-455413 for a period greater than one year as of November 26, 2003.

If I can be of further assistance in this matter, please contact me directly at (402) 970-9704.

Sincerely,

HN

Heath Nopens
Compliance Analyst
Ameritrade Holding Corp.

Mark Latham, Ph.D.
The Corporate Monitoring Project
For timely receipt, please send all correspondence by fax to (360) 395-7007
or by email to mlatham@corpmon.com, as I may be traveling.
Voicemail: (360) 395-7007
Web: www.corpmon.com

January 12, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Shareowner Proposal of Mark Latham to USG Corporation**

Ladies and Gentlemen:

I am writing in response to the January 9, 2004 [erroneously dated 2003] letter (the "USG Letter") submitted to the Commission by Mr. John M. Jennings on behalf of the management of USG Corporation ("USG" or the "Company"), which expresses the Company's intention to omit from its proxy statement for the 2004 annual meeting a shareowner proposal (the "Proposal") submitted by me. The Proposal would request the Company's Board to have the auditor selected annually by shareowner vote.

The USG Letter cites Rules 14a-8(i)(7) ('ordinary business'), 14a-8(i)(1) ('improper under state law'), 14a-8(i)(2) ('violation of law') and 14a-8(i)(3) ('vague, indefinite, irrelevant') as bases for its request for relief from enforcement action. Reasons are given below why I believe the Proposal may not be properly omitted under Rule 14a-8.

Rule 14a-8(i)(7) -- 'ordinary business'

As the USG Letter points out, the Proposal is essentially the same as those I submitted to SONICblue and Fleetwood in recent years. While I am sensitive to the cost of time for all those involved in this proposal review process, I would like to request that the SEC staff reconsider this question based on fundamental principles rather than simply following precedents.

Those fundamental principles are articulated in SEC Release No. 34-40018 (May 21, 1998), from which I quote these three passages:

1. "The general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting."

2. "Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and

termination of employees, decisions on production quality and quantity, and the retention of suppliers."

3. "The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

When considering whether auditor selection by shareowner vote is practicable, it is helpful to compare those matters which are typically decided by shareowner vote now. These include director elections (occasionally contested), approval of the board's chosen auditor, approval of management compensation plans, and approval of mergers. While these are all complex matters for shareowners to decide, their decision process is made feasible by a combination of disclosure and professional advice.

In particular, the board makes voting recommendations to shareowners, and independent voting advice is available from such organizations as Institutional Shareholder Services. If shareowners have a choice of auditors, such systems of disclosure and advice would support that decision process too. The board would no doubt recommend the auditor it considers best. Shareowners are already called upon to consider auditor quality when they vote on ratification of a board's chosen auditor, so auditor quality assessment by shareowners is demonstrably practicable.

Furthermore, choosing among auditors is more practicable than choosing among directors, which shareowners must do in our current system, especially in the occasional contested election. An individual director candidate does not have a business track record anywhere near as extensive as that of a large auditing firm. An extensive track record enables the financial community to more accurately assess the quality of business services provided, thus determining the auditing firm's brand reputation. The limited number of large auditing firms also makes it feasible to communicate their brand reputations to voting shareowners.

This is similar to the way personal computer brand reputations are assessed and communicated, so that the average consumer can buy a good computer without being a computer expert. There are too many directors in the USA for such a brand reputation system to help shareowners choose which directors to vote for. As a result, director elections do not create an effective link between directors' interests and shareowners' interests.

The USG Letter correctly points out that "the evaluation and selection of auditors for a particular company is a complex task". Likewise, the evaluation and selection of directors for a particular company is a complex task. Yet shareowners vote on the selection of directors, and sometimes even have a choice in director elections. Brand reputation makes comparison of auditor quality much easier for shareowners than comparison of director quality. Therefore auditor election by shareowners, with more than one auditor candidate, is practicable.

Of course, just because something is practicable does not necessarily mean it is desirable. Shareowners may decide they do not want to choose the auditor, and may thus vote against the Proposal. That is a question of the Proposal's merits, on which by SEC policy the staff does not give an opinion. But in my view, auditor selection by shareowners can reasonably be expected to increase management accountability, thus improving corporate governance and stock returns.

Rule 14a-8(i)(1) -- 'improper under state law'

Delaware law allows the Board to amend USG's bylaws. Thus if USG shareowners request the Board to let them elect the auditor, the Board can amend USG's bylaws to permit this. Therefore the Proposal does not request any action contrary to Delaware law.

The USG Letter makes arguments similar to those with which the SEC staff did not concur in Gillette (February 1, 2001). For example in Gillette management's letter of December 20, 2000:

> 'Section 141(a) of the Delaware General Corporation Law (the "DGCL") provides that "[t]he business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." In addition, Section 122(5) of the DGCL empowers the corporation to "[a]ppoint such officers and agents as the business of the corporation requires and to pay or otherwise provide them suitable compensation."'

Likewise in the USG Letter:

> 'Section 141(a) of the Delaware General Corporation Law (the "DGCL") provides that, except as may be otherwise provided in the DGCL or the corporation's certificate of incorporation, the business and affairs of the corporation shall be managed by or under the direction of its board of directors... Furthermore, Secion 122(5) of the DGCL provides the corporation with the power to "appoint such officers and agents as the business of the corporation requires."'

For similar reasons as in Gillette, the Proposal is not excludable under rule 14a-8(i)(1).

Rule 14a-8(i)(2) -- 'violation of law'

It would be ironic to use Sarbanes-Oxley as a obstacle to improving auditor independence, but it need be no such obstacle. If board decides to grant the shareowners' request in the Proposal, the audit committee could pre-approve auditing services by all qualified auditor candidates on the ballot. Therefore the Proposal can be implemented without violating federal law, so is not excludable under rule 14a-8(i)(2).

Rule 14a-8(i)(3) -- 'vague, indefinite, irrelevant'

The USG Letter claims that the Proposal is vague and indefinite, comparing it with a proposal to Connecticut Natural Gas Corporation (November 29, 1993) (the "CNGC Proposal"). Although the subject matter is similar, in terms of vagueness these two proposals are as different as night and day. Here is the entire text of the CNGC Proposal:

> "I am formally requesting the following proposal be included on the proxy statement:

FROM: Proposal to approve the appointment of Arthur Andersen & Co. as auditors for the fiscal year. . .

TO: Proposal to approve the appointment of one of the following public accounting firms (choice of three) as auditors for the fiscal year.

††††† Option One or

††††† Option Two or

††††† Option Three"

As Connecticut Natural Gas Corporation's counsel pointed out: "The Proposal does not set forth any proposed resolution for adoption by shareholders. It does not contain any supporting statement, nor does it request that any supporting statement be included in the Company's proxy materials. It simply requests that the quoted text be included in the Company's proxy statement distributed in connection with the 1994 Annual Meeting."

By contrast, my Proposal sets forth a proposed resolution for adoption by shareholders, and contains a supporting statement.

Regarding the USG Letter's specific objections to my Proposal: Because it is precatory, my Proposal allows the Company's Board of Directors discretion in implementing it. Thus the Board can determine which accounting firms are qualified, but are requested not to limit shareowner choice beyond that.

The USG Letter is right to point out that the balloting rules are important and must be determined. The Board is capable of specifying them appropriately. For example, a well known and effective way of determining a majority winner when there are multiple candidates is to let each voter rank the candidates, indicating first, second, third choice and so on.

Rule 14a-8(i)(3) ('false and misleading' re website reference)

The USG letter complains that the website referenced in the Proposal's supporting statement (www.corpmon.com) includes information irrelevant to the Proposal. However, the supporting statement also references the January 15, 2002 issue of the *Wall Street Journal*, which also includes information irrelevant to the Proposal. It is normal for a website and for a newspaper to cover a range of topics. This is not misleading, because readers know how to identify the relevant parts. At www.corpmon.com, the relevant parts are clearly identified on the home page by links labelled "USG Corporation" and "Auditor Independence". The ability to have a computer search for specific words and phrases makes finding desired information even easier in this electronic medium.

Any website can change its contents over time; that is the nature of the medium. But the Commission staff (e.g. in Legal Bulletin No. 14, July 13, 2001) has not deemed this to be sufficient reason for excluding website references from shareowner proposals. One way to alleviate some of the concerns expressed in the USG Letter is to create a link from the referenced website to USG's website, thus enabling USG's Board to present its side of the debate to readers browsing through. In fact, I have included such a link to USG's website.

Conclusion

Based on the foregoing, I request that the Commission staff not concur with the views expressed in the USG Letter regarding exclusion of the Proposal from the USG proxy statement. For timely receipt because I may be traveling, please contact me by email or fax with any correspondence regarding this submission. Thank you. For your records however, my postal address is 177 Telegraph Road #302, Bellingham, WA 98226, USA. (I recently moved from San Francisco.)

Very truly yours,

Mark Latham

cc: Mr. John M. Jennings

KIRKLAND & ELLIS LLP

AND AFFILIATED PARTNERSHIPS

200 East Randolph Drive
Chicago, Illinois 60601

312 861-2000

www.kirkland.com

Facsimile:
312 861-2200

January 23, 2004

VIA COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Rule 14a-8: Response Letter Submitted by Mark Latham, dated January 12, 2004

Ladies and Gentlemen:

Attached hereto please find six (6) copies of a letter (the "USG Response Letter") on behalf of our client, USG Corporation (the "Company"), in response to a letter submitted by Mr. Latham to the staff of the Division of Corporate Finance (the "Staff") of the Securities and Exchange Commission regarding the Company's request, filed January 9, 2004, that the Staff not recommend action if, in reliance on certain provisions of Rule 14a-8 under the Securities Exchange Act of 1934, as amended, the Company excludes a proposal submitted by Mr. Latham from the Company's proxy materials that will be distributed in connection with the Company's 2004 Annual Meeting of Shareholders.

Please acknowledge receipt of this USG Response Letter by stamping the enclosed duplicate of this cover letter and the USG Response Letter and returning it to the individual making this filing.

Thank you for your assistance.

Sincerely,

Ameer I. Ahmad

Enclosures

cc: Eric Schaal, USG Corporation
Mark Latham
Michael G. Timmers, P.C.
John M. Jennings

KIRKLAND & ELLIS LLP

AND AFFILIATED PARTNERSHIPS

200 East Randolph Drive
Chicago, Illinois 60601

312 861-2000

www.kirkland.com

Facsimile:
312 861-2200

January 23, 2004

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Rule 14a-8: Response Letter Submitted by Mark Latham, dated January 12, 2004

Ladies and Gentlemen:

We are writing on behalf of our client, USG corporation, a Delaware corporation ("USG" or the "Company"), in response to Mr. Mark Latham's (the "Proponent" or "Mr. Latham") letter (the "Proponent's Response Letter"), dated January 12, 2004, to the staff of the Division of Corporate Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") regarding the Company's request (the "USG Letter"), filed January 9, 2004, that the Staff not recommend action if, in reliance on certain provisions of Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company excludes a proposal (the "Proposal") submitted by Mr. Latham from the Company's proxy materials that will be distributed in connection with the Company's 2004 Annual Meeting of Stockholders (the "Proxy Materials"). While USG believes that the USG Letter amply supports the exclusion of the Proposal for the reasons stated therein, USG would like to reiterate its belief that the procedural and managerial aspects of auditor selection support the view (and the Staff's consistent position) that a stockholder proposal that deals with auditor evaluation and selection is properly excludable under Rule 14a-8(i)(7).

As discussed in the USG Letter, in a long line of no-action letters the Staff has consistently recognized that stockholder proposals relating to the evaluation and selection of the Company's independent auditors are excludable under Rule 14a-8(i)(7). The Staff's position on this matter is consistent with the principles set forth in Commission Release No. 34-40018 (May 21, 1998), which the Proponent's Response Letter largely concedes when it states, "The USG Letter correctly points out that 'the evaluation and selection of auditors for a particular company is a complex task.'" The Proponent essentially argues that, because stockholders may vote on certain matters that are complex, USG should be required to include the Proposal in its Proxy Materials notwithstanding the complexity of its subject matter. This argument is in effect a request for the Staff to abandon the principles set forth in Release No. 34-40018. USG believes that the standards set forth in Release No. 34-40018 and applied in the Staff's prior no-action letters are sound and should be followed.

USG also believes that, while the Proponent's Response Letter concedes that the evaluation and selection of auditors is a complex task, it does not appear to fully appreciate the complexity and particularized nature of the task. A general sense of an audit firm's "brand reputation," on which the Proponent's Response Letter focuses, is perhaps one of a myriad of criteria that an audit committee must consider when evaluating and selecting an independent auditor. However, a firm's general "brand reputation" does not mean that the firm's specific strengths and weaknesses will match well with a particular industry or a company's individual needs. In addition, the nature of large independent auditing firms, with offices located in many cities across the United States and internationally, dictates that there can be significant variance between a firm's capabilities in different locations. In evaluating potential auditors for a company, an audit committee must consider the strength of the audit firm's personnel that will actually plan and perform the company's audit. The audit committee needs to assess the experience, education, training, technical abilities, industry knowledge, reliability and other personal characteristics of the lead partner and others who will be involved in the engagement. The audit committee should inquire not only into the expertise available at a firm's national office but also into the relationship between the firm's national office and the individuals directly involved in the audit. The audit committee must make its assessments in the context of the company's particular operations, systems, financial reporting practices and other specific characteristics and requirements, in order to assure that the individuals who will perform the audit are capable of working effectively with the company's personnel and are well qualified to address the accounting issues that arise in connection with the company's business.

USG's audit committee retained a new independent auditor for the Company in 2002. The evaluation and selection process took approximately three months and involved three national accounting firms. The process required extensive face-to-face meetings, presentations, debate and evaluations. The rigor and commitment of resources associated with the process and the careful nature of the audit committee's deliberations have reinforced the Company's view that auditor evaluation and selection is a matter of a complex nature upon which shareholders, as a group, are not in a position to make an informed judgment.[1]

---

1 In addition, while the Proposal is not clear as to how it would be implemented, if in connection with implementation of the Proposal the audit committee diverted Company resources each year to an evaluation process involving multiple firms, and there was meaningful uncertainty through the date of each annual meeting of stockholders as to which audit firm would be retained, it would be disruptive to the Company and cloud the planning and implementation of audit and review procedures. This would put at risk the Company's ability to consistently ensure that internal resources are adequately focused on the work required to prepare the

(Continued...)

The factors that an audit committee must consider in retaining an auditor are extensive and many of the details that are critical to auditor evaluation and selection, including the varying needs of each company and the technical abilities and personal attributes of individuals who would be involved in a company's audit, do not allow for informed decision making on the basis of something as generalized as a firm's brand reputation. There is not widespread public debate over which firm should serve as USG's independent auditor and whether specific individuals at specific firms who might plan and perform USG's audit are best suited for the task. The Proposal does not seek to address the discrete issues of the impact of non-audit services on auditor independence or the allocation of responsibility for auditor selection as between the independent audit committee and management, each of which have been the subject of widespread public debates that have been addressed through legislative and regulatory changes. As reflected in the Staff's no-action letters, including recent no-action letters such as USG Corporation (March 5, 2003), Fleetwood Enterprises, Inc. (April 24, 2002) and Refac (March 27, 2002), the Proposal is excludable under the standards set forth in Release No. 34-40018 because it seeks to probe too deeply into a matter of a complex nature upon which shareholders, as a group, are not in a position to make an informed judgment.

Company's financial statements and that potential misstatements are detected through a well-planned and orderly-implemented audit or review process. The task of evaluating and selecting the independent auditor is fundamental to the oversight of financial reporting, a basic business obligation that requires diligent efforts over extended periods by the Company and the independent auditor, which under the principles set forth in Release No. 34-40018 supports the Staff's position that proposals dealing with the task of evaluating and selecting the independent auditor are excludable under Rule 14a-8(i)(7).

The Staff's long-standing conclusion that a stockholder proposal dealing with the evaluation and selection of a company's independent auditors is excludable under Rule 14a-8(i)(7) is a fundamentally sound view that is guided by the complex realities involved in evaluating and selecting the most appropriate independent auditor for a company's specific needs. USG believes that the Staff should not overturn the well-reasoned standards set forth in Release No. 34-40018 or the Staff's consistent position on this matter.

Very Truly Yours,

John M. Jennings

cc: Eric Schaal, USG Corporation
Mark Latham
Michael G. Timmers, P.C.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 28, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: USG Corporation
Incoming letter dated January 9, 2004

The proposal requests that USG select its independent auditor annually by shareowner vote.

There appears to be some basis for your view that USG may exclude the proposal under rule 14a-8(i)(7), as relating to ordinary business matters (i.e., the method of selecting independent auditors). Accordingly, we will not recommend enforcement action to the Commission if USG omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which USG relies.

Sincerely,

Grace K. Lee
Special Counsel